SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Ainos, Inc.
(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

00902F 204

(CUSIP Number)

Chun-Hsien Tsai

Chief Executive Officer

Ainos, Inc.

14F., No. 61, Sec. 4, New Taipei Boulevard, Xinzhuang District

New Taipei City 242, Taiwan F5

886-37-581999

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 9, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00902F 204

1	NAME OF REPORTING PERSON: Ainos Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS): (a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 13,326,082
	8	SHARED VOTING POWER: 14,073,177
	9	SOLE DISPOSITIVE POWER: 13,326,082
	10	SHARED DISPOSITIVE POWER: 14,073,177

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,073,177[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 72.3%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): CO

1 Represents beneficial ownership of 14,073,177 Common Shares, $0.01 par value (the “Common Shares”), of Ainos, Inc., a Texas corporation (the “Issuer”) consisting of the following: (i) 13,326,082 shares owned directly by Ainos Inc., a Cayman company (“Ainos KY”); and (ii) 747,095 shares pursuant to a Voting Agreement dated December 9, 2021 by and among the Issuer, Ainos Inc., Stephen T. Chen, Virginia M. Chen, Stephen T. Chen and Virginia M. Chen as trustees of the Stephen T. Chen and Virginia M. Chen Living Trust, dated April 12, 2018 (collectively the “Chen Group”), and Hung Lan Lee (“Lee”) (the “Voting Agreement”).

2 The percentage set forth in Row 13 of this Cover Page is calculated based on 19,478,270 Common Shares outstanding, as set forth in the Issuer’s Form 10-Q filed on August 15, 2022 (the “Form 10-Q”), following a 15-to-1 reverse stock split effective as of August 8, 2022.

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Schedule 13D

Item 1. Security and Issuer

This statement relates to the shares of common stock (“Common Stock”) of Ainos, Inc., a Texas corporation (the “Issuer”), the principal executive offices of which are located at 8880 Rio San Diego Drive, Suite 800, San Diego, CA 92108.

Item 2. Identity and Background

(a-b) This Schedule is being filed by Ainos Inc., a Cayman Islands corporation (“Ainos KY”). The principal business and office address of Ainos KY is P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands.

Ainos KY is controlled by Taiwan Carbon Nano Technology Corporation, a Taiwanese corporation (“TCNT” and together with the Issuer, the “Parties”). The principal business and office address of TCNT is 10F-2, No. 66, Shengyi 5th Rd., Zhubei City, Hsinchu County 30261, Taiwan (R.O.C.).

(c) The principal business of Ainos KY is acting as an investment/holding company for the Issuer’s securities. The principal business of TCNT is the development of advanced materials for industrial and medical device applications.

(d-e) During the last five years, the Parties, and their respective executive officers and directors, as applicable, have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information requested by this Item 3 is incorporated herein by reference to Item 5 hereof.

Item 4. Purpose of Transaction

The Parties acquired the Common Stock in the Issuer for investment purposes.

Except as disclosed herein, each of the Parties has no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Parties may, from time to time, engage in discussions, whether initiated by the Parties or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in Item 4 of Schedule 13D. Each of the Parties may review and evaluate their respective investments in the Issuer at any time, whether in light of the discussions described in the immediately preceding sentence or otherwise, which may give rise to plans or proposals that, if consummated, would result in one or more of the events described in Item 4 of Schedule 13D. Any such discussion or actions may consider various factors, including, without limitation, the Issuer’s business prospects and other developments concerning the Issuer, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Parties regarding or related to the matters described in this Schedule 13D.

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Item 5. Interest in Securities of the Issuer

(a-b) The information requested by these paragraphs is incorporated herein by reference to the cover pages to this Amendment No. 3 to Schedule 13D.

(c) On August 11, 2022, the Issuer completed a public offering (the “Offering”) of an aggregate of 780,000 units (the “Units”) consisting of one share (each a “Share” and collectively, the “Shares”) of the Issuer’s Common Stock, and one warrant to purchase one share (each a “Warrant” and collectively, the “Warrants”) at an exercise price equal to $4.25 per share of Common Stock. The public offering price was $4.25 per Unit and the underwriters agreed to purchase 780,000 Units at a 7.5% discount to the public offering price. The representative of the underwriters partially exercised its over-allotment option to purchase 117,000 Warrants.

In connection with the Offering, on August 9, 2022, Ainos KY converted into shares of Common Stock the following convertible notes previously issued to Ainos KY by the Issuer:

(i) A $26 million non-interest bearing convertible note (the “APA Convertible Note”) automatically converted into 7,647,058 shares of Common Stock (at a conversion price of $3.40, equal to a 20% discount to the public offering price per Unit of $4.25). Ainos KY had acquired the APA Convertible Note pursuant to an Amended and Restated Asset Purchase Agreement (the “Asset Purchase Agreement”) dated as of January 29, 2022, between Ainos KY and the Issuer. Pursuant to the Asset Purchase Agreement, Ainos KY received the APA Convertible Note as consideration for its sale to the Issuer of certain intellectual property assets and manufacturing, testing and office equipment. The principal sum of the APA Convertible Note was payable in cash on January 30, 2027, although the Issuer had the option to prepay the APA Convertible Note in whole or in part without penalty. The APA Convertible Note would automatically convert immediately prior to the closing of any public offering of our common stock as a result of which the Issuer’s common stock would be listed on a U.S. stock exchange. The conversion price, subject to certain adjustments, would be 80% of the public offering price of such offering. On August 9, 2022, the APA Convertible Note automatically converted into 7,647,058 shares of Common Stock at a conversion price equal to 80% of the per Unit offering price of the Issuer’s offering.

(ii) Ainos KY converted working capital notes in the aggregate principal amount of $3,000,000 plus $42,959 in accrued interest thereon into 1,014,319 shares of Common Stock. As contemplated by that certain Securities Purchase Agreement dated December 24, 2020 between Ainos KY and the Issuer, during 2021, Ainos KY provided working capital advances to the Issuer evidenced by convertible notes in the aggregate principal amount of $3,000,000 drawn from Ainos KY’s operating funds (the “Working Capital Notes”). The Working Capital Notes bore interest at the AFR short-term rate of 1.85% and were convertible in whole or in part at a conversion price of $3.00 per share ($0.20 per share on a pre-reverse stock split basis), subject to adjustment. On March 17, 2022, Ainos KY executed a Promissory Note Extension Agreement with the Issuer, pursuant to which the maturity dates for the Working Capital Notes were extended to February 28, 2023. On August 9, 2022, in connection with the Unit offering, KY converted the Working Capital Notes plus $42,959 in accrued interest thereon into 1,014,319 shares of Common Stock.

(d) No other person is known to the Parties to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information set forth in Item 5 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Pursuant to the Voting Agreement, the Chen Group and Lee have agreed to vote all of their shares subject to the Voting Agreement as determined at the sole discretion of Ainos KY. The Chen Group and Lee each appointed the President of Ainos KY as their proxies and granted a power of attorney with full power of substitution in connection therewith. The Voting Agreement grants the Chen Group and Lee the authority to sell or transfer 25% of their respective shares in private transactions (including sales, gifts, or any other transfers) annually. The Voting Agreement may only be amended or terminated (i) by a written instrument executed by the parties subject to the Voting Agreement; (ii) when Ainos KY holds less than 10% beneficial ownership in the Common Shares of the Issuer; or (iii) when Ainos KY holds less than 10% voting interest in the Issuer.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Ainos KY or the Parties and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit No.	Description
Exhibit 1

Voting Agreement dated December 9, 2021 by and between the Issuer, Ainos KY, Stephen T. Chen, Virginia M. Chen, Stephen T. Chen and Virginia M. Chen as trustees of the Stephen T. Chen and Virginia M. Chen Living Trust, dated April 12, 2018, and Hung Lan Lee.

Exhibit 2

Amended and Restated Asset Purchase Agreement dated as of January 29, 2022 between the Issuer and Ainos KY (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer with the SEC on February 3, 2022).

Exhibit 3

Convertible Promissory Note, dated as of January 30, 2022, issued by the Issuer to Ainos KY (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer with the SEC on February 3, 2022)

Exhibit 4	Form of Promissory Notes.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 1, 2022	By:	/s/ Chun-Hsien Tsai
Director and CEO of Ainos Inc., a Cayman Islands corporation

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SCHEDULE A

Officers and Directors of Ainos KY

Note 1: The address of each individual is c/o Ainos Inc., P. O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 - 1205 Cayman Islands, and each individual is a citizen of Taiwan except for Mr. Yukio Sakamoto, who is a citizen of Japan.

Chun-Hsien Tsai is also Chairman, President and CEO of the Issuer. Chun-Jung Tsai is also a director of the Issuer.

Name	Principal Occupation (and name/address of employer if not one of the entities listed on this Schedule)	Principal Business Address	Interest in Issuer (in shares of Common Stock)
Hung-Szu Tung	Director	See Note 1.	None
Chun-Hsien Tsai	Director & CEO	See Note 1.	22,265 shares
Chun-Jung Tsai	Director	See Note 1.	8,932 shares
Yukio Sakamoto	Director	See Note 1.	None
Chih-Heng Lu	Director	See Note 1.	18,040 shares

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SCHEDULE B

Officers and Directors of TCNT

Note 1: The address of each individual is c/o 10F-2, No. 66, Shengyi 5th Rd., Zhubei City, Hsinchu County 30261, Taiwan (R.O.C.) and each individual is a citizen of Taiwan.

Chun-Hsien Tsai is also Chairman, President and CEO of the Issuer. Chun-Jung Tsai, Ting-Chuan Lee and Chung Yi-Tsai are also directors of the Issuer.

Name	Principal Occupation (and name/address of employer if not one of the entities listed on this Schedule)	Principal Business Address	Interest in Issuer (in shares of Common Stock)
Ting-Chuan Lee	Director	See Note 1.	None
Chung Yi-Tsai	Director	See Note 1.	None
Chun-Hsien Tsai	Chairman & CEO	See Note 1.	22,265 shares
Chun-Jung Tsai	Director	See Note 1.	8,932 shares
Ching-Ho Tsai	Director	See Note 1.	None
A-Wen Tsai Huang	Supervisor	See Note 1.	None

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